UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 23, 2018: Euroseas Ltd. Announces the Effectiveness of the Registration Statement and Approval for Listing on the NASDAQ Capital Market of EuroDry Ltd, its Drybulk Fleet Spin-Off.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: May 25, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces the Effectiveness of the Registration Statement and Approval for Listing on the NASDAQ Capital Market of EuroDry Ltd, its Drybulk Fleet Spin-Off

Maroussi, Athens, Greece – May 23, 2018 – Euroseas Ltd. (NASDAQ: ESEA, the “Company”), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today that the registration statement on Form F-1 of EuroDry Ltd., its drybulk fleet spin-off, has been declared effective by the Securities and Exchange Commission. The Company also announced that the application of EuroDry Ltd. for listing on the NASDAQ Capital Market under the symbol “EDRY” has been approved.

Currently, EuroDry Ltd. is a wholly owned subsidiary of the Company.  Shares of  EuroDry Ltd.  will be distributed on May 30, 2018 to shareholders of record of the Company as of May 23, 2018. The Company’s shareholders will receive one share of EuroDry Ltd. for every five shares the Company they own. After the spin-off, the Company will continue owning and operating its containership fleet as the only publicly listed company focused on feeder containership vessels.

Shares of Euroseas common stock will continue to trade "regular-way" on the NASDAQ under the symbol “ESEA" through and after the May 30, 2018 distribution date.  Any holder of shares of Euroseas common stock who sells Euroseas shares "regular way" through the close of trading on May 30, 2018, will also be selling their right to receive shares of EuroDry Ltd. common stock in the distribution, i.e. the purchaser of those shares will also be entitled to receive the EuroDry Ltd. shares distribution.

At the same time, Euroseas shares will also trade "ex-distribution" (that is, without the right to receive shares of EuroDry common stock in the distribution) beginning on or about May 24, 2018, and continuing through the close of trading on May 30, 2018, under the symbol “ESEAV."  Beginning on May 31, 2018, trading under symbol “ESEAV” will end and trading in Euroseas stock will reflect the distribution of EuroDry Ltd.

Furthermore, a "when-issued" public trading market for EuroDry Ltd.'s common stock will begin on or about May 24, 2018 on the NASDAQ under the symbol “EDRYV" and continue through the close of trading on May 30, 2018. Beginning on May 31, 2018, "when-issued" trading under the symbol “EDRYV" will end and EuroDry Ltd. will begin "regular-way" trading on the NASDAQ under the symbol “EDRY"

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are extremely excited with the spin-off and separate listing of our drybulk fleet into a separate publicly listed company, EuroDry Ltd. As we stated in our recent earnings call, we believe that this separation will unlock the value inherent in our fleet which is currently trading at a significant discount to its net asset value (“NAV”). We believe that by forming “pure” play companies we can more easily be compared to our peers and this is expected to result in a significant increase in our value for our shareholders as our sector-focused companies should trade closer to their NAV. We also believe that separate drybulk and containership investment options will give our shareholders the flexibility to adjust their holdings, if they so wish, between the two sectors. We also anticipate that the creation of sector-focused companies will allow the capital markets to appreciate the value that our public platforms can create as consolidators in their respective fields: EuroDry Ltd., a middle range drybulk owner that owns six vessels, three of which are newbuildings, one ultramax and two kamsarmaxes, built according to our specifications in the last two years and three high-quality Panamax vessels Japanese-built post-2000; and Euroseas Ltd., the only US-listed feeder containership public company, with a fleet of eleven vessels that are proven workhorses of the sector. We also expect that both EuroDry and Euroseas will trade much closer to their net asset value, like their peers, than the combined company does now.

“We plan to take advantage of growth opportunities, as they may arise, in each of the two sectors to increase the size of each respective company as we believe that they are both well positioned to do so both in terms of their capital structure and their contract mix. Each of them being a public company with a cost-effective operating structure could be attractive to other small or large private fleets looking for opportunities to grow and obtain a public listing.”

Fleet Profile:

After the spin-off of its drybulk fleet, the Euroseas Ltd. fleet profile will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC ‘til Jul-18	$16,500
EM ASTORIA	Feeder	35,600	2,788	2004	undergoing repairs	-
EM CORFU	Feeder	34,654	2,556	2001	TC 'til Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC 'til Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC 'tillAug-18 + 12 months in Charterers Option	$8,500 $15,000
EVRIDIKI G	Feeder	34,677	2,556	2001	TC ‘til Dec-18	$9,950
JOANNA	Feeder	22,301	1,732	1999	TC ‘till Sep-18	$10,500
MANOLIS P	Feeder	20,346	1,452	1995	TC 'til Apr-19	$9,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC 'til Aug-18	$10,500
NINOS	Feeder	18,253	1,169	1990	TC 'til Sep-18	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Oct-18	$11,900
Total Container Carriers	11	338,632	25,483
Vessel held for sale
MONICA P (**)	Drybulk	46,667		1998	TC ‘til Jun-18	$8,000

Note:  (*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

 (**) Vessel has been agreed to be sold; to be delivered to its new owners by June 30, 2018.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Prior to the spin-off of its dry bulk fleet, Euroseas  fleet is comprised of  18 vessels, including 3 Panamax drybulk carriers, 1 Handymax drybulk carrier, 2 Kamsarmax drybulk carriers, 1 Ultramax drybulk carrier, 10 Feeder containerships and an intermediate containership. Euroseas 7 drybulk carriers have a total cargo capacity of 499,753 dwt and its 11 containerships have a total cargo capacity of 25,473 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the anticipated spin-off of the Company’s drybulk fleet and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com